Exhibit 99.2

August 8, 2022

Ladies and Gentlemen:

We hereby tender our resignations from the Boards of Directors (the “Board”) of Republic First Bancorp, Inc. (the “Company”) and Republic First Bank (the “Bank”), effective immediately. In our capacities as directors and fiduciaries, we are charged with and accountable for acting in good faith, in a manner we reasonably believe to be in the best interests of the Company and its shareholders, and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances.

Notwithstanding these obligations, Directors Cohen, Madonna, Jacobs, and Wildstein (the “Cohen Directors”) have engaged in conduct that has been judicially described as illegal and oppressive and are intentionally and systematically preventing us from meaningfully participating in Board deliberations and decision-making. The Cohen Directors continue to refuse to provide us with information pertinent to key decisions. To the extent the Cohen Directors are making decisions, the Cohen Directors have resorted to making those decisions outside the Board room, without deliberation or debate, and by simply informing the remainder of the Board of what the Cohen Director cabal has decided on behalf of the Board. In short, the Cohen Directors have stripped the full Board of even the patina of basic corporate governance, and the Cohen Directors have done so in service of a singular Company shareholder — Cohen Private Ventures — and not in the best interests of the Company, its shareholders, and the Bank, or the employees, customers and communities it serves.

Perhaps most absurd and troubling, the Cohen Directors now propose to dispense with any role for any directors other than the Cohen Directors by establishing an Executive Committee of the Board comprised of each of the Cohen Directors. The Executive Committee will have delegated to it the power and authority to exercise all powers and authority of the Board, with ambiguous limitations that the Cohen Directors’ past conduct demonstrates will be construed in a manner so as to intentionally continue to exclude us entirely from Board deliberations. This action is contrary to accepted corporate governance standards and contrary to federal bank regulatory requirements and expectations. By arrogating all power to themselves, the Cohen Directors have rendered our continued service on the board meaningless.

The Cohen Directors’ ongoing actions have placed the Company at significant risk from operational, regulatory, and reputational perspectives, and we are not willing to be simultaneously sidelined and held accountable for the Cohen Directors’ self-interested and reckless conduct.

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On February 23, 2022, the Cohen Directors refused to authorize the Company to solicit proxies for the Board-approved (unanimous) slate of directors in connection with the Company’s anticipated 2022 Annual Meeting. As the Cohen Directors are or should have been aware, prohibiting the Company from soliciting proxies in connection with a shareholder meeting directly contravenes Nasdaq listing rules and effectively disenfranchised a significant proportion of the Company’s shareholders. It also violated the terms of Mr. Hill’s employment agreement, thereby exposing the Company to significant monetary liability;

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The Cohen Directors caused their personal counsel, Schulte Roth & Zabel LLP (“SRZ”), to issue a letter dated March 1, 2022 (the “March 1 Letter”) asserting that we engaged in self-dealing and that we breached our fiduciary duties to the Company’s shareholders, despite the Cohen Directors’ specific knowledge that the Cohen Directors’ assertions were not based in reality or fact (i.e., there were no amendments to employment contracts pending before the Board or any Board committee, and every scrutinized transaction had been vetted and approved by the Board in full). This letter was a glaring example of the Cohen Directors’ self-interested desire to wrest control of the Company for the benefit of Steve Cohen, whom Andrew Cohen has described as “the shareholder I represent”;

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The Cohen Directors caused a press release to be issued on their behalf on March 4, 2022 (the “March 4 Press Release”), raising the same unfounded allegations of self-dealing contained in the March 1 Letter. As highlighted below, the issuance of the self-interested March 1 Letter and ensuing March 4 Press Release directly led to a daisy chain of easily foreseeable events that have caused, and continue to cause, the Company and its management team to expend significant resources (financial and otherwise) and have directly harmed the Company and the Bank:

o

As a result of the March 1 Letter and the March 4 Press Release, the Company’s auditors were not able to issue the audit report required for the Company’s 2021 financial statements without additional assurances from the Cohen Directors regarding the nature of their claims in the March 4 Press Release;

o

Harry Madonna admitted that the March 4 Press Release contained false allegations and constituted “electioneering hyperbole” (which we then believed, and continue to believe, may have violated federal securities laws regarding proxy solicitations). However, each of the Cohen Directors refused to execute representation letters required by the auditors unless we agreed not to take legal action based on those representation letters, and unless we agreed that those representation letters would be kept confidential and could not be used to publicly contradict the false statements made in the March 1 Letter or the March 4 Press Release. The Cohen Directors’ refusal to execute representation letters directly led to the auditors refusing to certify the Company’s 2021 financial statements. We refused to be part of this scheme to hide material facts from the shareholders and applicable regulatory authorities. The Board has completely ignored this blatantly self-interested conduct and has refused to hold the Cohen Directors accountable;

o

The lack of a finalized audit has precluded the Company’s filing of its 2021 Annual Report on Form 10-K and two Quarterly Reports on Form 10-Q, has precluded the Company from convening an annual meeting of its shareholders to elect directors, and has jeopardized the Company’s Nasdaq listing status and its qualifications to participate in federal mortgage loan programs;

o

On March 8, 2022, as a direct result of the March 4 Press Release, George Norcross and his affiliates instituted litigation against the Company, both of us, and former director Ted Flocco (deceased), which litigation was largely based on the allegations set forth in the March 4 Press Release (the “Norcross Litigation”);

o

On March 15, 2022, as a direct result of the March 4 Press Release, George Norcross and his affiliates issued a shareholder demand letter insisting that the Board establish a special committee of independent, disinterested parties to investigate and, if appropriate, take action against us and former director Ted Flocco (deceased) to remedy breaches of fiduciary duty, corporate waste, unjust enrichment, and other misconduct alleged in the March 4 Press Release;

o

As a result, the Board was forced by its auditors to commission an independent investigation into the claims included in the March 4 Press Release, which has caused the Company to incur material legal expense and has delayed the completion of the 2021 audit (which, as of the date of this letter, still is not finalized);

o

Throughout the course of the Norcross Litigation, the Cohen Directors leveraged their positions on the Board to effectively preclude the Company from asserting customary and legitimate defenses to the Norcross Litigation. The Cohen Directors’ actions created undue and unacceptable litigation risk to the Company to the detriment of its shareholders, presumably because the Cohen Directors were operating under the unfortunate misbelief that the Norcross Litigation would effectively wrest control of the Company and the Bank at a time when the Cohen Directors’ intentional actions effectively sidelined shareholders and prevented them from exercising their franchise to duly elect a properly-constituted Board;

o	The Company effectively has been locked out of the capital markets at a time where access to capital is critical to the Company’s and Bank’s safe and sound operation; and

o

Given the pattern of conduct to date, we are deeply concerned that the Board will not fairly and objectively disclose the results of the Wilmer Hale independent investigation, which we believe will refute all of the allegations in the March 4 Press Release. The Cohen Directors’ decision to create a Special Litigation Committee dominated by the Directors behind the March 1 Letter further suggests the Cohen Directors will take steps to protect themselves from the consequences of their own selfish conduct at the expense of us, the shareholders, and the truth.

●	The Cohen Directors continue to disregard the Company’s governance policies and procedures, as well as widely-accepted good corporate governance practices:

o

The Cohen Directors took advantage of Ted Flocco’s untimely death to, within a matter of hours, attempt to convene a Board meeting to remove Vernon Hill as Chairman and to appoint Harry Madonna as Chairman and Lisa Jacobs as Corporate Secretary. This, too, violated Mr. Hill’s employment agreement, needlessly exposing the Company to monetary liability;

o

The Company appointed Benjamin Duster as a director outside of the Company’s corporate governance guidelines and Corporate Governance and Nominating Committee Charter, did not provide us a meaningful opportunity to consider Mr. Duster’s candidacy or to meet with him directly, and completely ignored requests to conduct customary background checks and a due diligence review of Mr. Duster (who has no experience with regulated financial institutions) or of his potential direct or indirect affiliations with Steve Cohen. To our knowledge, the only due diligence conducted was a review of a one-page web bio for Mr. Duster and a few brief conversations with the Cohen Directors. This decision, like all the others taken by the Cohen Directors since they seized control of the Board in July, was made with no meaningful deliberation or debate, without even a scintilla of corporate governance process, and with no written reports or materials concerning Mr. Duster’s qualifications or background beyond the inadequate web bio noted above, which contained less information than a typical LinkedIn profile. Indeed, in the Cohen Directors’ unseemly rush to place Mr. Duster on the Board, they failed to consider our repeated concerns about apparent past and current business ties between Mr. Duster and the “shareholder [the Cohen Directors] represent”, Cohen Private Ventures.

o

The Cohen Directors repeatedly have convened or attempted to convene meetings without our meaningful participation, they have prevented relevant information from being provided to us in advance of meetings, and they have effectively stymied the Board’s ability to conduct routine business and oversight to ensure that the Company and Bank are being operated in a safe and sound manner. Indeed, when we have asked for agendas and written materials, or asked that critical issues be presented at Board meetings, the Cohen Directors have refused, including as recently as today’s meeting; and

o

Finally, since July, the Cohen Directors have largely dispensed with Board meetings entirely. Instead, the five directors affiliated or beholden to Mr. Cohen simply have decided what the Board will do, and then announced that “a majority of the Board” has decided to take an action, inviting us to acquiesce or lodge a meaningless objection by email. Now, by creating an all-powerful Executive Committee with only the Cohen Directors’ loyal cabal included, they have rendered the remainder of the Board powerless.

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The Cohen Directors’ actions have directly resulted in the indefinite delayed opening of the Broomall branch, causing significant reputational damage to the Bank and resulting in waste of significant financial and other resources.

In short, throughout the last eight months and particularly since the Cohen Directors have obtained unfettered control of the Board after Mr. Flocco’s passing, the Cohen Directors have repeatedly ignored blatant self-interested director misconduct, in each case to the material detriment of the Company’s shareholders by depriving them of meaningful representation in the management of the Company’s affairs. The Cohen Directors’ recent actions suggest this will continue. We cannot protect the Company’s shareholders from the Cohen Directors’ misconduct. As a result, they have left us no other option but to resign.

From the first day we joined the Board, each of us has acted in an manner that we reasonably believe has been in the best interests of the Company and its shareholders. We believe that it is imperative that the Board fairly and objectively disclose the results of the Wilmer Hale independent investigation if and when available, and that it pursue all available remedies against Harry Madonna, Lisa Jacobs, Andrew Cohen and Harris Wildstein for steering the Company down a path that has been materially adverse to the interests of the Company and its shareholders.

Sincerely,

/s/ Vernon W. Hill, II

Vernon W. Hill, II

/s/ Barry L. Spevak

Barry L. Spevak